UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Bluegate Corporation

(Name of Issuer)

Common Stock, par value $0.001

Preferred Stock Series C

Preferred Stock Series D

(Title of Class of Securities)

09623A-10-5

(CUSIP Number)

Stephen John Sperco

Two Prudential Plaza, Suite 700, 180 North Stetson Avenue

Chicago, Illinois 60601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09623A-10-5                                              13D                                                        Page 2 of 5 Pages

1		NAME OF REPORTING PERSON AND I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Stephen John Sperco, beneficial owner of shares held by SAI Corporation.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 2,300,000
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,300,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 09623A-10-5                                              13D                                                        Page 3 of 5 Pages

Item 1.

Security and Issuer.

This Schedule 13D is being filed with respect to shares of common stock, par value $0.001 per share, of Bluegate Corporation, whose address is 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

Item 2.

Identity and Background.

(a)	Stephen John Sperco is the beneficial owner of shares held by SAI Corporation.

(b)	Business address: Two Prudential Plaza, Suite 700, 180 North Stetson Avenue Chicago, Illinois 60601.

(c)

Mr. Sperco is the former officer and current director of Bluegate Corporation, Two Prudential Plaza, Suite 700, 180 North Stetson Avenue Chicago, Illinois 60601. He beneficially owns shares of BGAT through SAI Corporation.

(d)	Mr. Sperco has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)

Mr. Sperco has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sperco is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

Mr. Sperco sold 24,070,250 shares of common stock, 48 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock to a third party in a private sale transaction. He now beneficially owns 2,300,000 shares of common stock of Bluegate Corporation through SAI Corporation.

Item 4.

Purpose of Transaction.

Mr. Sperco sold 24,070,250 shares of common stock, 48 shares of Series C Preferred Stock and 10 shares of Series D Preferred Stock to a third party in a private sale transaction. He now beneficially owns 2,300,000 shares of common stock of Bluegate Corporation through SAI Corporation.

(a)	Mr. Sperco may, from time to time, acquire additional securities of the registrant for investment purposes.

(b)	Mr. Sperco has no present plans or proposals for an extraordinary corporate transaction involving the registrant.

(c)	Mr. Sperco has no present plans or proposals involving the sale or transfer of a material amount of assets of the registrant or any of its subsidiaries.

(d)

Mr. Sperco has no present plans or proposals involving any change in the present board of directors or management of registrant, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Mr. Sperco has no present plans or proposals for a material change in the present capitalization or dividend policy of the registrant.

(f)	Mr. Sperco has no present plans or proposals for a material change in the registrant's business or corporate structure.

CUSIP No. 09623A-10-5                                              13D                                                        Page 4 of 5 Pages

(g)

Mr. Sperco has no present plans or proposals for changes in the registrant's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the registrant by any person.

(h)

Mr. Sperco has no present plans or proposals for causing a class of securities of the registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	Mr. Sperco has no present plans or proposals for a class of securities of the registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	Mr. Sperco has no present plans or proposals for any actions similar to those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a)	Mr. Sperco the beneficial owner of 2,300,000 shares of common stock through SAI Corporation.

(b)	Mr. Sperco has sole voting and dispositive power for all of the shares of common stock.

(c)	Mr. Sperco has not made any transactions in common stock during the past sixty days, other than as described herein.

(d)	Other than Sperco, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of SAI Corporation’s holdings.

(e)	Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 09623A-10-5                                              13D                                                        Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2014

/s/Stephen John Sperco
Stephen John Sperco SAI Corporation